Exhibit (a)(5)(v)

Camden National Corporation Announces Final Results Of Its

Modified “Dutch Auction” Tender Offer

CAMDEN, MAINE, May 9, 2006 – Camden National Corporation (AMEX: CAC; the “Company”) today announced the final results of its modified “Dutch Auction” tender offer, which expired at 5:00 P.M. EDST on Wednesday, May 3, 2006. The Company has accepted for payment an aggregate of 880,827 shares of its common stock at a purchase price of $39.00 per share, for a total of $34,352,253. These shares represent approximately 11.7% of the shares issued and outstanding as of May 8, 2006.

According to Computershare Trust Company of New York, the depositary for the tender offer, an aggregate of 880,827 shares were properly tendered and not withdrawn at or below a price of $39.00. The shares purchased include the 752,000 shares the Company offered to purchase and 128,827 shares to be purchased pursuant to the Company’s right to purchase up to an additional 2% of the outstanding shares, without extending the tender offer in accordance with applicable securities laws.

The Company, through the depositary, will promptly pay for the shares accepted for purchase and all other shares tendered and not purchased will be returned promptly to shareholders by the depositary. Following the repurchase of the tendered shares the Company has 6,638,932 shares of its common stock outstanding. Subject to applicable law, the Company may, in the future, purchase additional shares of its common stock pursuant to its previously announced stock repurchase program, although the Company and its affiliates are prohibited from repurchasing shares until ten business days after the expiration date of the self-tender offer.

The self-tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated March 24, 2006, in which the Company offered to purchase up to 752,000 shares at a price not greater than $40.25 and not less than $36.50 per share, filed with the Securities and Exchange Commission on March 24, 2006, as amended.

Sandler O’Neill & Partners, L.P. acted as the Company’s dealer manager for the tender offer. The information agent was Georgeson Shareholder Communications Inc., and the depositary was Computershare Trust Company of New York. Any questions with regard to the tender offer may be directed to the information agent, at (800) 509-1366.

Camden National Corporation, headquartered in Camden, Maine, and listed on the American Stock Exchange, the Russell 3000® Index and the small-cap Russell 2000® Index under the symbol CAC, is the holding company for a family of three financial services companies, including: Camden National Bank (CNB), a full-service community bank with 12 banking offices serving Midcoast, Kennebunk and Portland, Maine, and online at www.camdennational.com, and recipient of the Governor’s Award for Business Excellence in 2002; UnitedKingfield Bank (UKB), a full-service community bank with 15 offices serving central, eastern and western Maine and online at www.unitedkingfield.com; and Acadia Trust, N.A., offering investment management and fiduciary services with offices in Portland and Bangor, Maine and online at www.acadiatrust.com. In addition, Acadia Financial Consultants operates as a division of CNB and UKB, to offer full-service brokerage services.

Contact:

Suzanne Brightbill

Public Relations Officer

Camden National Corporation

207.230.2120

sbrightbill@camdennational.com